Exhibit 99.1

So-Young Reports Unaudited Second Quarter Financial Results

BEIJING, China, September 10, 2021 — So-Young International Inc. (Nasdaq: SY) (“So-Young” or the “Company”), the largest and most vibrant social community in China for consumers, professionals and service providers in the medical aesthetics industry, today announced its unaudited financial results for the second quarter ended June 30, 2021.

Second Quarter 2021 Financial Highlights

•	Total revenues were RMB451.8 million (US$70.0 million1), an increase of 37.7% from RMB328.2 million in the same period of 2020 and exceeding the high-end of the Company's previous guidance of RMB450 million.

•	Net income attributable to So-Young International Inc. was RMB57.6 million (US$8.9 million), representing year-over-year growth of 26 times.

•	Non-GAAP net income attributable to So-Young International Inc.[2] was RMB73.7 million (US$11.4 million), an increase of 145.2% from RMB30.1 million in the second quarter of 2020.

Second Quarter 2021 Operational Highlights

•	Average mobile MAUs were 10.0 million, an increase of 47.5% from 6.8 million in the second quarter of 2020.

•	Total number of users purchasing reservation services were 244.8 thousand, an increase of 43.6% from 170.6 thousand in the second quarter of 2020.

•	Number of paying medical service providers on So-Young’s platform were 4,899, an increase of 31.2% from 3,735 in the second quarter of 2020.

•	Number of medical service providers subscribing to information services on So-Young’s platform were 2,236, an increase of 8.8% from 2,056 in the second quarter of 2020.

•	Aggregate value of medical aesthetic treatment transactions facilitated by So-Young’s platform was RMB1,039.3 million, an increase of 10.6% from RMB939.6 million in the second quarter of 2020.

Mr. Xing Jin, Co-Founder and Chief Executive Officer of So-Young, commented, “We are very pleased to report another quarter of strong growth with total revenues exceeding the high-end of our guidance at RMB451.8 million, up 37.7% year-over-year. Net income attributable to So-Young International Inc. was RMB57.6 million, representing year-over-year growth of 26 times. Non-GAAP net income attributable to So-Young International Inc. reached RMB73.7 million, an increase of 145.2% from the second quarter of 2020. In June, we announced the acquisition of a controlling interest in Wuhan Miracle Laser Systems. The strategic investment will give us a competitive edge in the non-surgical aesthetics segment and generate synergies by integrating Wuhan Miracle’s products into our existing services.”

1 This press release contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) solely for the convenience of the reader. Unless otherwise specified, all translations of Renminbi amounts into U.S. dollar amounts in this press release are made at RMB6.4566 to US$1.00, which was the U.S. dollars middle rate announced by the Board of Governors of the Federal Reserve System of the United States on June 30, 2021.

2 Non-GAAP net income attributable to So-Young International Inc. is defined as net income attributable to So- Young International Inc. excluding share-based compensation expenses. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

“In the second quarter, we continued to grow our customer base with the deep knowledge of popular trends that our platform has accumulated over the years. Average mobile MAUs were 10.0 million, up 47.5 percent year-over-year. To meet the explosive demand in non-surgical categories which made up 70% of total online reservation orders during the quarter, we implemented a series of operational measures to strengthen our capabilities. Looking forward, we believe the Chinese medical aesthetics industry is well on track for rapid growth, and we are committed to building So-Young as the most trustworthy medical aesthetics platform in China.” said Mr. Jin.

Mr. Min Yu, Chief Financial Officer of So-Young, commented, “We achieved strong financial results with substantially improved profitability. Thanks to our strong user growth and renowned brand name, the number of paying medical service providers on our platform grew by 31.2% year-over-year to 4,899. We also made great progress in developing more popular categories such as premium dental services. With solid growth as our basis, we will continuously deliver long-term value for our shareholders.”

Second Quarter 2021 Financial Results

Revenues

Total revenues were RMB451.8 million (US$70.0 million), an increase of 37.7% from RMB328.2 million in the same period of 2020. The increase was primarily due to an increase in average revenue per paying medical service provider.

•	Information services revenues were RMB360.7 million (US$55.9 million), an increase of 53.8% from RMB234.5 million in the same period of 2020.

•	Reservation services revenues were RMB91.1 million (US$14.1 million), a decrease of 2.8% from RMB93.7 million in the same period of 2020.

Cost of Revenues

Cost of revenues were RMB58.8 million (US$9.1 million), an increase of 15.9% from RMB50.7 million in the second quarter of 2020. Cost of revenues included share-based compensation expenses of RMB3.8 million (US$0.6 million) during the second quarter of 2021, compared with RMB6.0 million in the corresponding period of 2020.

Operating Expenses

Total operating expenses were RMB335.4 million (US$51.9 million), an increase of 16.7% from RMB287.4 million in the second quarter of 2020.

•	Sales and marketing expenses were RMB206.7 million (US$32.0 million), an increase of 11.6% from RMB185.2 million in the second quarter of 2020. The increase was primarily due to an increase in payroll costs associated with the expansion of marketing employees. Sales and marketing expenses for the second quarter of 2021 included share-based compensation expenses of RMB1.6 million (US$0.2 million), compared with RMB1.6 million in the corresponding period of 2020.

•	General and administrative expenses were RMB56.5 million (US$8.8 million), an increase of 13.3% from RMB49.8 million in the second quarter of 2020. The increase was primarily due to an increase in payroll costs associated with the expansion of administrative employees. General and administrative expenses for the second quarter of 2021 included share-based compensation expenses of RMB7.2 million (US$1.1 million), compared with RMB14.2 million in the corresponding period of 2020.

•	Research and development expenses were RMB72.1 million (US$11.2 million), an increase of 37.9% from RMB52.3 million in the second quarter of 2020. The increase was primarily attributable to an increase in payroll costs associated with the expansion of research and development employees. Research and development expenses for the second quarter of 2021 included share-based compensation expenses of RMB3.6 million (US$0.6 million), compared with RMB6.2 million in the corresponding period of 2020.

Income Tax Expenses

Income tax expenses was RMB11.1 million (US$1.7 million), compared with RMB2.8 million income tax expense in the same period of 2020. The change was primarily due to an increase in taxable income.

Net income attributable to So-Young International Inc.

Net income attributable to So-Young International Inc. was RMB57.6 million (US$8.9 million), compared with a net income attributable to So-Young International Inc. of RMB2.1 million in the second quarter of 2020.

Non-GAAP net income attributable to So-Young International Inc.

Non-GAAP net income attributable to So-Young International Inc., which excludes the impact of share-based compensation expenses, was RMB73.7 million (US$11.4 million), compared with RMB30.1 million non-GAAP net income attributable to So-Young International Inc. in the same period of 2020.

Basic and Diluted Earnings per ADS

Basic and diluted income per ADS attributable to ordinary shareholders were RMB0.54 (US$0.08) and RMB0.53 (US$0.08), respectively, compared with basic and diluted income per ADS attributable to ordinary shareholders of RMB0.02 and RMB0.02, respectively, in the same period of 2020.

Cash and Cash Equivalents, Restricted Cash and Term Deposits, Term Deposits and Short-Term Investments

As of June 30, 2021, cash and cash equivalents, restricted cash and term deposits, term deposits and short-term investments were RMB2,262.5 million (US$350.4 million), compared with RMB2,676.0 million as of December 31, 2020.

Recent Update

On September 10, 2021, the board of directors of the Company appointed Mr. Xuejian Li, the Company’s chief technology officer, as a director of the Company, effective immediately.

Business Outlook

For the third quarter of 2021, So-Young expects total revenues to be between RMB430 million (US$66.6 million) and RMB450 million (US$69.7 million), representing a 19.6% to 25.1% increase from the same period in 2020. The above outlook is based on the current market conditions and reflects the Company’s preliminary estimates of market and operating conditions, and customer demand, particularly in view of the potential impact of the COVID-19, the effects of which are difficult to analyze and predict, which are all subject to changes.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release presents non-GAAP (loss)/income from operations and non-GAAP net (loss)/income attributable to So-Young International Inc. by excluding share-based compensation expenses from (loss)/income from operations and net (loss)/income attributable to So-Young International Inc., respectively. The Company believes these non-GAAP financial measures are important to help investors understand the Company’s operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess the Company’s core operating results, as they exclude certain expenses that are not expected to result in cash payments. The use of the above non-GAAP financial measures has certain limitations. Share-based compensation expenses have been and will continue to be incurred in the future and are not reflected in the presentation of the non-GAAP financial measures, but should be considered in the overall evaluation of the Company’s results. The Company compensates for these limitations by providing the relevant disclosure of its share-based compensation expenses in the reconciliations to the most directly comparable GAAP financial measures, which should be considered when evaluating the Company’s performance. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP. Reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure is set forth at the end of this release.

Conference Call Information

So-Young’s management will hold an earnings conference call on Friday, September 10, 2021, at 7:30 AM U.S. Eastern Time (7:30 PM on the same day, Beijing/Hong Kong Time). Participants can register for the conference call by navigating to http://apac.directeventreg.com/registration/event/1155918.

Once preregistration has been completed, participants will receive dial-in numbers, an event passcode, and a unique registrant ID.

To join the conference, please dial the number you receive, enter the event passcode followed by your unique registrant ID, and you will be joined to the conference instantly.

A telephone replay will be available two hours after the conclusion of the conference call through 9:59 AM U.S. Eastern Time, September 18, 2021. The dial-in details are:

International:	+61-2-8199-0299
US:	+1-646-254-3697
Passcode:	1155918

Additionally, a live and archived webcast of this conference call will be available at http://ir.soyoung.com.

About So-Young International Inc.

So-Young International Inc. (Nasdaq: SY) (“So-Young” or the “Company”) is the largest and most vibrant social community in China for consumers, professionals and service providers in the medical aesthetics industry. The Company presents users with reliable information through offering high quality and trustworthy content together with a multitude of social functions on its platform, as well as by curating medical aesthetic service providers that are carefully selected and vetted. Leveraging So-Young’s strong brand image, extensive audience reach, trust from its users, highly engaging social community and data insights, the Company is well-positioned to expand both along the medical aesthetic industry value chain and into the massive, fast-growing consumption healthcare service market.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the Financial Guidance and quotations from management in this announcement, as well as So-Young’s strategic and operational plans, contain forward-looking statements. So-Young may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about So-Young’s beliefs and expectations, are forward-looking statements. Forward looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: So-Young’s strategies; So-Young’s future business development, financial condition and results of operations; So-Young’s ability to retain and increase the number of users and medical service providers, and expand its service offerings; competition in the online medical aesthetic service industry; changes in So-Young’s revenues, costs or expenditures; Chinese governmental policies and regulations relating to the online medical aesthetic service industry, general economic and business conditions globally and in China; the impact of the COVID-19 pandemic to So-Young’s business operations and the economy in China and elsewhere generally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and So-Young undertakes no duty to update such information, except as required under applicable law.

For more information, please contact:

So-Young

Investor Relations

Ms. Vivian Xu

Phone: +86-10-8790-2012

E-mail: ir@soyoung.com

Christensen

In China

Mr. Eric Yuan

Phone: +86-10-5900-1548

E-mail: Eyuan@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com

SO-YOUNG INTERNATIONAL INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for share and per share data)

	As of
	December 31, 2020	June 30, 2021	June 30, 2021
	RMB	RMB	US$
Assets
Current assets:
Cash and cash equivalents	1,127,055	1,148,808	177,928
Restricted cash and term deposits	21,865	29,141	4,514
Trade receivables	52,871	85,796	13,289
Receivables from online payment platforms	16,182	10,125	1,568
Amounts due from related parties	7,764	2,384	369
Term deposits and short-term investments	1,527,088	1,084,587	167,981
Prepayment and other current assets	43,190	93,755	14,521
Total current assets	2,796,015	2,454,596	380,170
Non-current assets:
Long-term investments	166,100	223,753	34,655
Intangible assets	60,029	56,838	8,803
Goodwill	48,500	49,183	7,617
Property and equipment, net	29,830	25,523	3,953
Deferred tax assets	55,520	55,520	8,599
Operating lease right-of-use assets	120,140	105,031	16,267
Other non-current assets	15,878	141,829	21,967
Total non-current assets	495,997	657,677	101,861
Total assets	3,292,012	3,112,273	482,031

Liabilities
Current liabilities:
Taxes payable	60,070	41,101	6,366
Contract liabilities	135,385	121,991	18,894
Salary and welfare payables	95,758	94,372	14,616
Amounts due to related parties	2,404	2,066	320
Accrued expenses and other current liabilities	237,785	297,440	46,068
Operating lease liabilities-current	39,468	38,868	6,020
Total current liabilities	570,870	595,838	92,284
Non-current liabilities:
Operating lease liabilities-non current	93,044	80,141	12,412
Deferred tax liabilities	8,522	7,981	1,236
Total non-current liabilities	101,566	88,122	13,648
Total liabilities	672,436	683,960	105,932

Mezzanine equity
Redeemable non-controlling interests	23,205	20,642	3,197
Total mezzanine equity	23,205	20,642	3,197

6

SO-YOUNG INTERNATIONAL INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

Shareholders’ equity:
Treasury stock	-	(217,712)	(33,719)
Class A Ordinary shares (US$ 0.0005 par value; 750,000,000 shares authorized as of December 31, 2020 and June 30, 2021; 70,212,159 shares issued and outstanding as of December 31, 2020; 70,801,111 and 68,157,419 shares issued and outstanding as of June 30, 2021, respectively)	224	227	35
Class B Ordinary shares (US$ 0.0005 par value; 20,000,000 shares authorized as of December 31, 2020 and June 30, 2021; 12,000,000 shares issued and outstanding as of December 31, 2020 and June 30, 2021)	37	37	6
Additional paid-in capital	2,892,268	2,927,874	453,470
Statutory reserves	10,562	10,562	1,636
Accumulated deficit	(254,228)	(241,631)	(37,424)
Accumulated other comprehensive loss	(52,492)	(71,686)	(11,102)
Total shareholders’ equity	2,596,371	2,407,671	372,902
Total liabilities, mezzanine equity and shareholders’ equity	3,292,012	3,112,273	482,031

7

SO-YOUNG INTERNATIONAL INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Six Months Ended
	June 30, 2020	June 30, 2021	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2021
	RMB	RMB	US$	RMB	RMB	US$
Revenues
Information services	234,512	360,714	55,867	360,524	638,547	98,898
Reservation services	93,708	91,131	14,115	150,250	172,943	26,786
Total revenues	328,220	451,845	69,982	510,774	811,490	125,684
Cost of revenues	(50,744)	(58,807)	(9,108)	(93,843)	(111,161)	(17,217)
Gross profit	277,476	393,038	60,874	416,931	700,329	108,467
Operating expenses:
Sales and marketing expenses	(185,182)	(206,730)	(32,018)	(294,299)	(449,088)	(69,555)
General and administrative expenses	(49,849)	(56,494)	(8,750)	(83,804)	(111,671)	(17,296)
Research and development expenses	(52,325)	(72,132)	(11,172)	(95,122)	(141,935)	(21,983)
Total operating expenses	(287,356)	(335,356)	(51,940)	(473,225)	(702,694)	(108,834)
(Loss)/income from operations	(9,880)	57,682	8,934	(56,294)	(2,365)	(367)
Other income/(expenses):
Investment income	2,814	3,064	475	5,789	5,732	888
Interest income	11,785	4,771	739	25,377	10,771	1,668
Exchange (losses)/gains	(27)	358	55	36	(4,353)	(674)
Share of (losses)/income of equity method investee	(1,395)	54	8	(3,147)	133	21
Others, net	1,619	1,499	232	(7,026)	6,904	1,069
Income/(Loss) before tax	4,916	67,428	10,443	(35,265)	16,822	2,605
Income tax (expenses)/benefit	(2,776)	(11,122)	(1,723)	1,522	(6,788)	(1,051)
Net income/(loss)	2,140	56,306	8,720	(33,743)	10,034	1,554
Net loss attributable to noncontrolling interests	-	1,288	199	-	2,563	397
Net income/(loss) attributable to So-Young International Inc.	2,140	57,594	8,919	(33,743)	12,597	1,951

SO-YOUNG INTERNATIONAL INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Continued)

(Amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Six Months Ended
	June 30, 2020	June 30, 2021	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2021
	RMB	RMB	US$	RMB	RMB	US$
Net income/(loss) per ordinary share
Net earnings/(loss) per ordinary share attributable to ordinary shareholder - basic	0.03	0.70	0.11	(0.42)	0.15	0.02
Net earnings/(loss) per ordinary share attributable to ordinary shareholder - diluted	0.03	0.69	0.11	(0.42)	0.15	0.02
Net earnings/(loss) per ADS attributable to ordinary shareholders - basic (13 ADS represents 10 Class A ordinary shares)	0.02	0.54	0.08	(0.32)	0.12	0.02
Net earnings/(loss) per ADS attributable to ordinary shareholders - diluted (13 ADS represents 10 Class A ordinary shares)	0.02	0.53	0.08	(0.32)	0.12	0.02
Weighted average number of ordinary shares used in computing earnings/(loss) per share, basic*	81,489,978	82,403,282	82,403,282	81,303,153	82,260,972	82,260,972
Weighted average number of ordinary shares used in computing earnings/(loss) per share, diluted*	83,677,136	83,023,318	83,023,318	81,303,153	83,695,653	83,695,653

Share-based compensation expenses included in:
Cost of revenues	(5,986)	(3,791)	(587)	(8,196)	(8,124)	(1,258)
Sales and marketing expenses	(1,583)	(1,550)	(240)	(2,303)	(3,844)	(595)
General and administrative expenses	(14,198)	(7,246)	(1,122)	(22,535)	(14,414)	(2,232)
Research and development expenses	(6,172)	(3,564)	(552)	(9,167)	(8,680)	(1,344)

*	Both Class A and Class B ordinary shares are included in the calculation of the weighted average number of ordinary shares outstanding, basic and diluted.

SO-YOUNG INTERNATIONAL INC.

Reconciliation of GAAP and Non-GAAP Results

(Amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Six Months Ended
	June 30, 2020	June 30, 2021	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2021
	RMB	RMB	US$	RMB	RMB	US$
GAAP (loss)/income from operations	(9,880)	57,682	8,934	(56,294)	(2,365)	(367)
Add back: Shared-based compensation expenses	27,939	16,151	2,501	42,201	35,062	5,429
Non-GAAP income/(loss) from operations	18,059	73,833	11,435	(14,093)	32,697	5,062

GAAP Net income/(loss) attributable to So-Young International Inc.	2,140	57,594	8,919	(33,743)	12,597	1,951
Add back: Shared-based compensation expenses	27,939	16,151	2,501	42,201	35,062	5,429
Non-GAAP Net income attributable to So-Young International Inc.	30,079	73,745	11,420	8,458	47,659	7,380